

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2021

Paul W. Cobb
Executive Vice President, General Counsel and Corporate Secretary
PAE Inc
7799 Leesburg Pike, Suite 300 North
Falls Church, VA 22043

> **Re: PAE Inc**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 6, 2021**
> **File No. 001-38643**

Dear Mr. Cobb:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A Filed December 6, 2021

General

1. We note your disclosure that an affiliate of "Lindsay Goldberg" incorporated PAE Holding Corporation, which subsequently acquired Historical PAE, that "Goldberg Lindsay" is currently a joint owner of Parent, and that members of PAE's Board and management have prior business relationships with "Lindsay Goldberg." Given these relationships, please provide your analysis as to why PAE and Parent are not "affiliates" and this transaction is not subject to Rule 13e-3, or file a Schedule 13E-3.

Paul W. Cobb
PAE Inc
December 15, 2021
Page 2

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Taylor Beech at 202-551-4515 or Mara Ransom at 202-551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Sean M. Donahue, Esq.